1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 30, 2017

VIA EDGAR

Ms. Lauren Hamilton, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Laudus Trust (File Nos. 033-21677 and 811-05547) (the “Registrant”) Sarbanes-Oxley Review of Registrant

Dear Ms. Hamilton:

This letter responds to comments that you recently conveyed orally via a telephone conference with the undersigned, on behalf of the Registrant, in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002. As you noted on the telephone conference, your comments relate to the Registrant’s most recent annual and semi-annual reports to shareholders (collectively, the “Reports”). You noted that the Registrant should incorporate any changes resulting from your comments in future shareholder reports, as applicable. A summary of your comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: Please supplementally confirm that any recoupment by Charles Schwab Investment Management, Inc. (“CSIM’) of previously waived fees or reimbursed expenses under the contractual expense limitation agreement for a Fund would not cause the Fund’s total annual fund operating expenses after the expense reduction to exceed the lesser of (i) the current expense limitation or (ii) the expense limitation in place at the time the reduction was originally made by CSIM. Please also supplementally confirm that any recoupment is limited to a period of three years or less from the period in which CSIM waived the fees or reimbursed the expenses and that there is appropriate disclosure explaining this term limit to shareholders.

Response: The Registrant hereby confirms that any recoupment by CSIM of previously waived fees or reimbursed expenses under the contractual expense limitation agreement for a Fund would not cause the Fund’s total annual fund operating expenses after the expense reduction to exceed the lesser of (i) the current expense limitation or (ii) the expense limitation in place at the time the reduction was originally made by CSIM.

The Registrant also hereby confirms that the recoupment is limited to the next two fiscal years from the fiscal year in which CSIM waived the fees or reimbursed the expenses.

This term limit is reflected in Note 4 to the “Financial Notes” and is described in the “Fund management” section of the statutory prospectus dated, July 29, 2016, which states that:

Under that agreement, any amounts waived or reimbursed in a particular fiscal year will be subject to reimbursement by the fund to the investment adviser during the next two fiscal years to the extent that the repayment will not cause the fund’s total annual fund operating expenses to exceed the limit (as stated in the agreement) during the respective year.

2.

Comment: The Laudus U.S. Large Cap Growth Fund has a policy to invest 80% of its net assets (plus borrowings for investment purposes) in equity securities of U.S. large capitalization companies (“80% Policy”). The 80% Policy defines large capitalization companies as those “with a market capitalization of at least $3 billion at the time of investment.” Please supplementally explain on what basis the Registrant has determined that using a lower threshold of $3 billion at the time of investment provides for a reasonable definition of “large capitalization companies.” Please provide any relevant data supporting the use of the $3 billion threshold.

Response: The Registrant notes that the SEC stated in Investment Company Act Release No. IC-24828 (the “35d-1 Release”) that investment companies using the terms “small, mid, or large capitalization” in their names will be subject to Rule 35d-1 of the 1940 Act because those terms suggest a focus on a particular type of investment. The 35d-1 Release states that an investment company may use “any reasonable definition” of the terms that its name uses and should define those terms in discussing its investment objectives and strategies in the company’s prospectus. The Registrant further notes that, in developing a definition of the terms “small-, mid-, or large-capitalization,” the SEC staff has stated that investment companies should consider all pertinent references, including industry indices, classifications that mutual fund rating organizations use and definitions that financial publications use.

The Registrant believes that a different definition of large capitalization companies could limit the ability of the Fund to effectively manage its investment strategies relative to its assigned large capitalization market benchmark, namely the Russell 1000 Growth Index. The benchmark is a “large-cap” index. As of July 1, 2016 the smallest company in both the Russell 1000 Growth Index and the Russell 1000 Index had a market capitalization of $746 million, well below the Fund’s $3.0 billion lower threshold.

Therefore, the Registrant believes that the reference to the current $3.0 billion threshold provides for a “reasonable definition” of “large capitalization companies” in light of the standards set forth by the SEC staff in the 35d-1 Release.

3.

Comment: The Laudus U.S. Large Cap Growth Fund’s exposure to the information technology sector, as disclosed in the “Sector Weightings” sections of the Fund’s annual reports for the fiscal years ended March 31, 2016 and March 31, 2015, has recently been 39.4% and 36.9% of the Fund’s net assets, respectively. Please consider adding principal risk disclosure in the Fund’s registration statement on Form N-1A describing the risks associated with the Fund’s focus on investing in the information technology sector, or risks associated with focusing in particular sectors, if appropriate.

Response: The Registrant notes that the Laudus U.S. Large Cap Growth Fund is actively managed, and the Fund’s subadviser, BlackRock Investment Management, LLC (the “Subadviser”), seeks to invest in companies that possess dominant market positions or franchises, a major technological edge, or a unique competitive advantage. The Subadviser considers a variety of factors when selecting securities, including earnings revision trends, expected earnings growth rates, sales acceleration, price to earnings multiples and positive stock price momentum. As a result of this active management, the Fund’s portfolio composition will vary over time and the Fund may experience significant changes over time in the sectors in which the Fund is overweight or underweight.

Notwithstanding the foregoing, the Registrant will take the SEC staff’s comment into consideration during the review of the Fund’s current disclosure in connection with the Fund’s annual update to be filed in July 2017, and the Registrant will consider whether any additions or modifications to the current disclosure are appropriate.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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